Mail Stop 3561

      							February 2, 2006

Mr. Gordon Ellison
Chief Financial Officer
BSD Software, Inc.
Suite 300
5824 Second Street, S.W.
Calgary, Alberta
Canada T2H 0H2

	Re:	BSD Software, Inc.
      Form 10-KSB/A for Fiscal Year Ended July 31 31, 2005
		Filed December 23, 2005

		File No. 0-27075

Dear Mr. Ellison:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the fiscal year ended July 31, 2005

Liquidity and Capital Resources, page 14

1. Disclose the fact that a large percentage of your accounts receivable balance is due from a small amount of customers and the impact late payment or non-payment from those customers could have on your liquidity.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your audit report was signed by an audit firm based in California. We also note that you conduct your operations in Canada, your revenues are generated in Canada and all of your assets are located in Canada. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

Consolidated Statements of Operations and Comprehensive Income, as restated, page F-5

3. In future filings, revise your presentation to comply with SAB
11:B.

Note 1 - Nature of Business, page F-8

4. Tell us the current status of the merger agreement with NeoMedia
Technologies, Inc. and your consideration of Item 3-10(c) of Regulation S-B.

Note 3 - Significant Accounting Policies
Minority Interest, page F-11

5. We note you are net income positive for the fiscal year ended
July
31, 2005. Tell us, citing the appropriate accounting literature, why you are not calculating and recording minority interest.

Note 8. Stock Options and Warrants, page F-17

6. We note your Stock Bonus Plan was adopted and approved in July
2005. Please tell us why the plan document has not been filed as an exhibit with your Form 10-KSB or with a subsequent filing.

Note 10. Concentration of Risk, page F-17

7. Tell us why management does not consider the three customers that represent 90% of your accounts receivable balance a significant credit risk. Also tell us how you have determined that no allowance for doubtful accounts is necessary.

Exhibit 31.1 and Exhibit 31.2

8. We note your omission of paragraph 4(b) and related footnote on your Officer`s Certificate Pursuant to Section 302. In accordance with Release No. 33-8238, the compliance period was extended for small business issuers until the first fiscal year ending on or after
July 15, 2005. Since your fiscal year is ended July 31, 2005, please amend your filing to include the appropriate language under paragraph
4(b).


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

							 	/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Gordon Ellison, Chief Financial Officer
BSD Software, Inc.
February 2, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE